Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following tables set forth our ratio of earnings to fixed charges for the periods indicated, using financial information compiled in accordance with IFRS, as adopted by the European Union and IFRS issued by the IASB. IFRS is our primary GAAP.

	Year ended 31 March
	2018	2017	2016	2015	2014
Earnings to fixed charges	3.48	3.08	3.59	2.87	2.82

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represents pre-tax income from continuing operations before non-controlling interests, income or loss from joint ventures and associates, fixed charges and amortisation of capitalised interest, plus dividends received from joint ventures and associates, less capitalised interest. Fixed charges includes interest expense (including amortised premiums, discounts and capitalised expenses) related to indebtedness and interest capitalised plus the interest portion of lease rentals and preferred stock dividends. Fixed charges excludes net interest on pensions, derivatives and the unwinding of the discount on provisions that are classified as part of finance costs under IFRS.

	Year ended 31 March
	2018	2017	2016	2015	2014
	(£ in millions)
Profit before tax from continuing operations before adjustment for non-controlling interest and income or loss from joint ventures and associates	2,748	2,121	2,270	1,914	1,940
Fixed charges (see below)	1,162	1,036	877	1,039	1,025
Dividends from joint ventures and associates	213	99	72	79	38
Amortisation of capitalised interest	45	43	41	38	35
Less: capitalised interest	(128)	(109)	(112)	(84)	(145)
Total	4,040	3,190	3,148	2,986	2,893

Fixed charges

Interest expense, including amortisation of debt expense and similar charges	1,128	1,003	847	1,009	990
Interest portion of rental expense (33 per cent. of rentals)(1)	34	33	30	30	35
Fixed charges	1,162	1,036	877	1,039	1,025

Notes:—

(1)	33 per cent. is considered to be a reasonable approximation of the interest factor.